Exhibit 99.1

The Cash Store Financial Services Inc. Adopts New By-Law

EDMONTON, Nov. 22, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store" or the "Company") (TSX:CSF; NYSE:CSFS) announces the adoption by its board of directors (the "Board") of a new general by-law for the Company, By-Law No. 4, and the repeal of By-Law No. 3. The newly adopted By-Law No. 4 is a revision of By-Law No. 3 to include a provision that requires advance notice to the Company in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders' meeting, or (ii) a shareholder proposal, in each case made pursuant to the Business Corporations Act (Ontario) (the "Advance Notice Provision").

Among other things, the Advance Notice Provision fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Provision provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information. The purpose of the Advance Notice Provision is to treat all shareholders fairly by ensuring that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provision should assist in facilitating an orderly and efficient meeting process.

The by-law amendment is effective immediately and will be placed before shareholders for ratification and confirmation at the next annual and special meeting of shareholders of the Company to be held on February 5, 2014.  The full text of By-Law No. 4 is available at www.sedar.com or upon request by contacting the Company's Corporate Secretary, Jerry Roczkowsky at jerry.roczkowsky@csfinancial.ca.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward looking information includes, but is not limited to, information with respect to strategies, operations and financial results and the quotations of Mr. Reykdal, CEO.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chief Executive Officer, at 780-408-5118, or

Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 19:25e 22-NOV-13